Exhibit 99.1

Jiayuan Announces Second Quarter 2011 Financial Results

Net Revenues Increased 121.0% Year—over-year to RMB83.3 million

BEIJING, Aug. 10, 2011 /PRNewswire-Asia-FirstCall/ — Jiayuan.com International Ltd. (“Jiayuan”) (NASDAQ:DATE - News), operator of the largest online dating platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2011.

Second Quarter 2011 Highlights(1)

•                      Net revenues for the second quarter of 2011 were RMB83.3 million (US$12.9 million), representing a year-over-year increase of 121.0%.

•                      Operating income for the second quarter of 2011 was RMB6.1 million (US$0.9 million), representing a year-over-year increase of 132.2%. Excluding share-based compensation, non-GAAP(2) operating income for the second quarter of 2011 was RMB26.3 million (US$4.1 million), representing a year-over-year increase of 567.9%.

•                      Net income attributable to Jiayuan for the second quarter of 2011 was RMB1.4 million (US$222,000), compared to a net income attributable to Jiayuan of RMB721,000 for the corresponding period in 2010. Excluding share-based compensation, non-GAAP net income attributable to Jiayuan for the second quarter of 2011 was RMB21.6 million (US$3.3 million), representing a 965.1% year-over-year increase.

•                      Jiayuan had 5,429,176 average monthly active user accounts(3) during the quarter, an increase from 3,686,260 in the corresponding period in 2010. The number of average monthly paying user accounts in the second quarter of 2011 was 1,139,171, representing an increase of 130.1% from 495,036 average monthly paying user accounts in the corresponding period in 2010.

(1)  This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB amounts into US$ amounts as of and for the quarter ended June 30, 2011, were made at an exchange rate of RMB6.4635 to US$1.00, representing the rate as certified by the H.10 weekly statistical release of Federal Reserve Board on June 30, 2011. Jiayuan’s functional currency is US$ and reporting currency is RMB.

(2)  Explanation of Jiayuan’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying ‘‘Non-GAAP Financial Measures’’ and ‘‘Reconciliations to Unaudited Condensed Consolidated Statements of Operations’’.

(3)  Active user accounts are registered user accounts through which registered users have logged in to the Jiayuan.com website at least once within a calendar month in the case of user accounts registered in prior months, or on at least two separate days within a calendar month, including the day of completion of the registration process, in the case of user accounts newly registered in the calendar month.

“Building on our momentum as the undisputed leader in China’s fast-growing online dating sector, Jiayuan recorded very robust growth in the second quarter,” said Ms. Rose Gong, chief executive officer of Jiayuan. “At the heart of our success is our continued emphasis on providing the best possible user experience to Chinese singles who are looking for love online. In the second quarter of 2011, we made significant improvements to our platform to ensure that users are able to find other users that more closely match their desired criteria. We also introduced a number of exciting new features and services, such as our innovative map-based search function and our mobile apps, which make it easier and more convenient for our users to find potential matches on Jiayuan.”

Ms. Gong added, “These improvements have enhanced user stickiness and increased messaging traffic as more users interact with each other, and this has contributed to an increase in the number of average monthly paying user accounts. In the coming quarters, we will continue to invest in new fetures that enhance user engagement and extend Jiayuan’s leadership position in this market.”

Mr. Shang Koo, chief financial officer of Jiayuan, commented: “Revenues in the second quarter rose by 21.9% sequentially, driven by very robust growth across all of our key user metrics. Jiayuan offers a pioneering results-based pricing model, so as our users get better results they are more willing to pay for our services. In the second quarter, our focus on website improvements and investment in R&D translated into improved monetization of Jiayuan’s user base. Our paying user ratio, which we define as the number of average monthly paying user accounts divided by the number of average monthly active user accounts, increased substantially to 21.0% in the second quarter, up from 18.6% last quarter and 13.4% in the same period a year ago. At the same time, the expanded Jiayuan user base has delivered greater economies of scale, translating to strong growth on the bottom line. On a non-GAAP basis, excluding the impact of share-based compensation expenses, net income rose more than ten-fold from the corresponding quarter in 2010 to RMB21.6 million.”

Recent Business Highlights

As part of its wireless strategy, the Company in recent months rolled out beta versions of a Jiayuan application for mobile devices, becoming the first Chinese online dating company to offer an application for all mainstream mobile platforms. The application enables users to search for other user profiles and connect with other users directly from their mobile devices, and is currently available for Android, iPhone and Windows Phone 7 operating systems. Beta versions of the Jiayuan application will be available for iPad, Java and Symbian devices later this year.

Second Quarter 2011 Operational Results

The number of registered user accounts(4) as of June 30, 2011 was 45,455,661, with

(4)  Registered user accounts are accumulated amounts.

approximately 5.3 million new users acquired during the quarter.

The number of average monthly active user accounts for the second quarter 2011 was 5,429,176, representing a year-over-year increase of 47.3% from 3,686,260 and a quarter-over-quarter increase of 14.4% from 4,744,705.

The number of average monthly paying user accounts for the second quarter 2011 was 1,139,171, representing a year-over-year increase of 130.1% from 495,036 and a quarter-over-quarter increase of 29.1% from 882,471.

Average monthly revenue per paying user (“ARPU”) for online services for the second quarter 2011 was RMB20.0, compared to RMB20.2 for the corresponding period in 2010 and RMB21.5 for the first quarter of 2011.

Second Quarter 2011 Financial Results

Jiayuan reported net revenues of RMB83.3 million (US$12.9 million) for the second quarter of 2011, representing a year-over-year increase of 121.0%, and a quarter-over-quarter increase of 21.9%. The increase in net revenues was primarily due to substantial growth in Jiayuan’s online services.

•                        Online services contributed RMB68.5 million (US$10.6 million), or 82.2% of net revenues for the second quarter of 2011, representing a year-over-year increase of 128.5% from RMB30.0 million, and a quarter-over-quarter increase of 20.1% from RMB57.0 million.

•                      Events and VIP services contributed RMB14.5 million (US$2.2 million), or 17.4% of net revenues for the second quarter of 2011, representing a year-over-year increase of 140.3% from RMB6.0 million, and a quarter-over-quarter increase of 40.5% from RMB10.3 million.

Cost of revenues for the second quarter of 2011 was RMB25.4 million (US$3.9 million), representing a year-over-year increase of 74.0% from RMB14.6 million, and a quarter-over-quarter increase of 15.5% from RMB22.0 million. This trend is in line with the year-over-year and quarter-over-quarter increase in net revenues during the respective periods.

Gross profit for the second quarter of 2011 was RMB58.0 million (US$9.0 million), representing a year-over-year increase of 150.6% from RMB23.1 million, and a quarter-over-quarter increase of 24.9% from RMB46.4 million. This growth is primarily attributable to the substantial increase in the number of average monthly paying user accounts.

Selling and marketing expenses were RMB21.8 million (US$3.4 million) for the second quarter of 2011, representing a year-over-year increase of 34.2% from RMB16.3 million, and a quarter-over-quarter increase of 10.4% from RMB19.8 million. This was primarily due to greater advertising spending on new user acquisition.

General and administrative expenses were RMB27.6 million (US$4.3 million) for the second quarter of 2011, compared to RMB4.2 million in the corresponding quarter of 2010, and RMB8.2 million for the first quarter of 2011. As previously disclosed, the significant increase was due to IPO related share-based compensation expenses of RMB17.5 million in the second quarter of 2011 in relation to the share-based awards granted to contractors, and current and former employees which fully vested upon the completion of Jiayuan’s IPO.

Research and development expenses were RMB2.5 million (US$379,000) for the second quarter of 2011, compared to RMB60,000 for the corresponding quarter of 2010 and RMB1.9 million for the first quarter of 2011, primarily due to an increase in the number of research and development personnel in connection with Jiayuan’s strategy to enhance its research and development capabilities.

Operating income for the second quarter of 2011 was RMB6.1 million (US$944,000), compared to RMB2.6 million for the corresponding quarter of 2010, and RMB16.5 million for the first quarter of 2011. Excluding share-based compensation, non-GAAP operating income for the second quarter of 2011 was RMB26.3 million (US$4.1 million), compared to RMB3.9 million for the corresponding quarter of 2010, and RMB19.2 million for the first quarter of 2011.

Net income attributable to Jiayuan for the second quarter of 2011 was RMB1.4 million (US$222,000), compared to a net income attributable to Jiayuan of RMB721,000 for the corresponding quarter of 2010 and a net income attributable to Jiayuan of RMB12.1 million in the first quarter of 2011. Excluding share-based compensation, non-GAAP net income attributed to Jiayuan for the second quarter of 2011 was RMB21.6 million (US$3.3 million), compared to RMB2.0 million for the corresponding quarter of 2010, and RMB14.8 million for the first quarter of 2011.

Income allocated to participating preferred shareholders was RMB648,000 (US$100,000) for the second quarter of 2011. All outstanding preferred shares were converted into ordinary shares upon the completion of Jiayuan’s IPO in May 2011.

Net loss attributable to ordinary shareholders was RMB194,000 (US$30,000) for the second quarter of 2011, compared to RMB1.4 million for the corresponding quarter of 2010 and RMB2.1 million for the first quarter of 2011. Excluding share-based compensation, non-GAAP net income attributable to ordinary shareholders was RMB20.0 million (US$3.1 million) for the second quarter of 2011, compared to a non-GAAP net loss attributable to ordinary shareholders of RMB130,000 for the corresponding quarter of 2010 and non-GAAP net income attributable to ordinary shareholders of RMB497,000 for the first quarter of 2011.

Basic and diluted net loss per ADS(5) for the second quarter of 2011 was RMB0.01 (US$0.00) and RMB0.01 (US$0.00), compared to RMB0.08 for the corresponding quarter of 2010, and RMB0.12 for the first quarter of 2011.

Excluding share-based compensation, non-GAAP basic and diluted net income per ADS for the second quarter of 2011 was RMB0.81 (US$0.12) and RMB0.76 (US$0.12) respectively, compared to non-GAAP basic and diluted net loss per ADS of RMB0.01 for the corresponding quarter of 2010 and non-GAAP basic and diluted net income per ADS of RMB0.03 for the first quarter of 2011.

As of June 30, 2011, Jiayuan had cash and cash equivalents of RMB583.7 million (US$90.3 million). Cash flows from operating activities for the second quarter of 2011 were RMB22.8 million (US$3.5 million). Cash flows from financing activities for the second quarter of 2011 were RMB404.6 million (US$62.6 million), including approximately US$73.7 million gross proceeds from its IPO, partially offset by the payment of preferred shares dividend of RMB25.9 million (US$4.0 million).

Third Quarter 2011 Outlook

Jiayuan currently expects to generate net revenues in the range of RMB84 million to RMB86 million for the third quarter of 2011. This forecast reflects Jiayuan’s current and preliminary view, which is subject to change.

Conference Call Information

Jiayuan’s management will host a conference call to discuss its results and outlook today, August 10, 2011, at 8 a.m. U.S. Eastern Time (8 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US / International:	+1.617.213.8899 (Toll)
Mainland China:	+86.400.881.1629 / +86.400.881.1630 (Toll)
Hong Kong:	+852 30021672 (Toll) / 800963844 (Toll-free)
UK:	+44 2073658426 (Toll) / 08082347616 (Toll-free)

Passcode:	10748387

A replay of the conference call may be accessed by phone at the following number until August 24, 2011:

US / International:	+1.617.801.6888
Passcode:	12995410

(5)  Basic and diluted net income / (loss) per ADS are calculated based on net income / (loss) attributable to ordinary shareholders and the corresponding basic and diluted number of ADSs, assuming that during each period presented, every two ADSs represent three ordinary shares of Jiayuan.

A live and archived webcast of the conference call will be available at ir.jiayuan.com.

About Jiayuan

Jiayuan.com International Ltd. (“Jiayuan”) (NASDAQ: DATE - News) operates the largest online dating platform in China. Jiayuan is committed to providing a trusted, effective, and user-focused online dating platform that addresses the dating and marriage needs of China’s rapidly growing urban singles population. As a pioneer in China’s online dating market, Jiayuan.com ranked first in terms of number of unique visitors, average time spent per user and average page views per user among all online dating websites in China in 2010, according to iResearch. As of June 30, 2011, Jiayuan.com had 45.5 million registered user accounts, with an average of 5.4 million monthly active user accounts in the second quarter of 2011. Every two of Jiayuan’s American Depositary Shares represent three ordinary shares.

For more information, please visit http://ir.jiayuan.com.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Jiayuan.com may also make written or verbal forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in verbal statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users; competition in the Chinese online dating markets; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of any litigation or arbitration; the expected growth of the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and online dating websites and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in our documents filed with the U.S. Securities and Exchange Commission. Jiayuan.com does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of the press release, and Jiayuan.com undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

We disclose non-GAAP financial measures of operating income, net income to Jiayuan.com International Ltd, net (loss)/income attributable to ordinary shareholders and net (loss)/income per ADS, each of which is adjusted to exclude share-based compensation expense. We review non-GAAP financial measures to obtain a better understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expense, which have been and will continue to be significant recurring expenses in our business. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Reconciliation To Unaudited Condensed Consolidated Statement of Operations” included in this press release.

However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that it does not include all items that impact our non-GAAP financial measures during the period. In addition, because non-GAAP financial measures are not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures in isolation from or as an alternative to GAAP financial measures. Management compensates for this limitation by providing specific information regarding the GAAP amount excluded from the non-GAAP measure.

For investor and media inquiries, please contact:

Beijing

Melody Liu

Jiayuan.com International Ltd.

+86 (10) 6442-2321

ir@jiayuan.com

Martin Reidy

Brunswick Group LLP

+86 (10) 5960-8600

jiayuan@brunswickgroup.com

New York

Cindy Zheng

Brunswick Group LLP

+1 (212) 333-3810

jiayuan@brunswickgroup.com

JIAYUAN.COM INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

	March 31,	June 30,
	2011	2011	2011
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	136,200	583,703	90,308
Short-term deposits	30,000	—	—
Accounts receivable, net	7,253	10,288	1,592
Deferred tax assets	1,465	2,017	312
Prepaid expenses and other current assets	10,377	7,971	1,233
Total current assets	185,295	603,979	93,445
Non-current assets:
Property and equipment, net	17,398	22,360	3,459
Total assets	202,693	626,339	96,904

LIABILITIES
Current liabilities:
Accounts payable	756	—	—
Deferred revenue	73,354	76,715	11,869
Accrued expenses and other current liabilities	14,244	22,612	3,498
Income tax payable	19,897	15,446	2,390
Amounts due to a related party	983	—	—
Total current liabilities	109,234	114,773	17,757
Total Liabilities	109,234	114,773	17,757
Series A redeemable convertible preferred shares	94,856	—	—
SHAREHOLDERS’ DEFICIT/EQUITY
Ordinary shares	210	338	52
Additional paid-in capital	384	513,608	79,463
Statutory reserves	392	392	61
Accumulated deficit	(11,741)	(10,308)	(1,595)
Foreign currency translation adjustments	9,358	7,536	1,166
Total shareholders’ (deficit)/equity	(1,397)	511,566	79,147

Total liabilities, redeemable convertible preferred shares and shareholders’ deficit/equity	202,693	626,339	96,904

JIAYUAN.COM INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended,
	June 30, 2010	March 31, 2011	June 30, 2011	June 30, 2011
	RMB	RMB	RMB	US$

Net revenues	37,718	68,392	83,347	12,895
Cost of revenues	(14,582)	(21,970)	(25,376)	(3,926)

Gross profit	23,136	46,422	57,971	8,969

Operating expenses:
Selling and marketing expenses	(16,280)	(19,788)	(21,847)	(3,380)
General and administrative expenses	(4,168)	(8,167)	(27,570)	(4,266)
Research and development expenses	(60)	(1,923)	(2,452)	(379)
Total operating expenses	(20,508)	(29,878)	(51,869)	(8,025)

Operating income	2,628	16,544	6,102	944

Interest income/(expense), net	359	394	(8)	(1)
Foreign currency exchange losses, net	—	—	(323)	(50)
Other expense, net	(91)	(278)	(209)	(32)
Income before income tax	2,896	16,660	5,562	861
Income tax expenses	(2,175)	(4,514)	(4,129)	(639)

Net income attributable to Jiayuan.com International Ltd.	721	12,146	1,433	222

Accretion of redeemable convertible preferred shares	(2,161)	(2,243)	(979)	(152)
Income allocated to participating preferred shareholders	—	(12,033)	(648)	(100)

Net loss attributable to ordinary shareholders	(1,440)	(2,130)	(194)	(30)

Net loss per ADS — Basic
Net loss per ADS — Diluted

ADSs used in computing basic net loss per ADS	18,181,818	18,181,818	24,792,563	24,792,563
ADSs used in computing diluted net loss per ADS	18,181,818	18,181,818	24,792,563	24,792,563

JIAYUAN.COM INTERNATIONAL LTD.

RECONCILIATIONS TO UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN RMB THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three Months Ended June 30, 2010			Three Months Ended March 31, 2011			Three Months Ended June 30, 2011
	GAAP	Non-GAAP Adjustments (a)	Non- GAAP	GAAP	Non-GAAP Adjustments (a)	Non- GAAP	GAAP	Non-GAAP Adjustments (a)	Non-GAAP
Operating income	2,628	1,310	3,938	16,544	2,627	19,171	6,102	20,199	26,301
Net income attributable to Jiayuan.com International Ltd.	721	1,310	2,031	12,146	2,627	14,773	1,433	20,199	21,632
Net (loss)/income attributable to ordinary shareholders	(1,440)	1,310	(130)	(2,130)	2,627	497	(194)	20,199	20,005
Basic net (loss)/income per ADS	(0.08)		(0.01)	(0.12)		0.03	(0.01)		0.81
Diluted net (loss)/income per ADS	(0.08)		(0.01)	(0.12)		0.03	(0.01)		0.76
ADSs used in computing basic net (loss)/income per ADS	18,181,818		18,181,818	18,181,818		18,181,818	24,792,563		24,792,563
ADSs used in computing diluted net (loss)/ income per ADS	18,181,818		18,181,818	18,181,818		19,310,840	24,792,563		26,368,955

Note:

(a)          To adjust for share-based compensation expense.